SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                           Select Comfort Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    81616X103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                March 5, 2008
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 14 Pages)
--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------------                             ---------------------
CUSIP NO.    81616X103                SCHEDULE 13D         PAGE 2 OF 16 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON GROUP, INC.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,262,950
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,262,950
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,262,950
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.07%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA; CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.     81616X103               SCHEDULE 13D         PAGE 3 OF 16 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MULTISTRATEGY MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    12,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                12,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            12,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .03%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 4 OF 16 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    130,000
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                130,000
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            130,000
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.29%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 5 OF 16 PAGES
------------------------------                             ---------------------

    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON MAGNOLIA MASTER FUND, LTD.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,152,100
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,152,100
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,152,100
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.58%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 6 OF 16 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            CLINTON LEXINGTON MASTER FUND, L.P.
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    968,850
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                968,850
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            968,850
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            2.17%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 7 OF 16 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            GEORGE HALL
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
--------------------------------------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      ----------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    2,262,950
  OWNED BY            ----------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     -0-
                      ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,262,950
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,262,950
--------------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.07%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                               * SEE INSTRUCTIONS

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 8 OF 16 PAGES
------------------------------                             ---------------------

ITEM 1.           SECURITY AND ISSUER.

        This statement relates to the shares of Common Stock, $0.01 par value per share (the "Shares"), of Select Comfort Corporation, a Minnesota corporation (the "Issuer"). The principal executive office of the Issuer is located at 9800 59th Avenue North, Minneapolis, Minnesota 55442.


ITEM 2.           IDENTITY AND BACKGROUND.

        (a) This statement is filed by Clinton Group, Inc., a Delaware corporation ("CGI"), Clinton Multistrategy Master Fund, Ltd., a Cayman Islands company ("CMSF"), Clinton Special Opportunities Master Fund, Ltd., a Cayman Islands company ("CSO"), Clinton Magnolia Master Fund, Ltd., a Cayman Islands exempted company ("CMAG"), Clinton Lexington Master Fund, L.P., a Cayman Islands exempted limited partnership ("CLEX") and George Hall (collectively, the "Reporting Persons").

        (b) The principal business address of CGI and George Hall is 9 West 57th Street, 26th Floor, New York, New York 10019. The principal business address of CMSF, CSO, CMAG and CLEX is c/o Fortis Fund Services (Cayman) Limited, P.O. Box 2003 GT, Grand Pavilion Commercial Centre, 802 West Bay Road, Grand Cayman, Cayman Islands.

        (c) The principal business of CGI is investing for funds and accounts under its management. The principal business of CMSF, CSO, CMAG and CLEX is to invest in securities. George Hall is the Chief Investment Officer and President of CGI.

        (d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) George Hall is a citizen of the United States of America.

        The name, citizenship, present principal occupation or employment and business address of each director and executive officer of CGI, CMSF, CSO, CMAG and CLEX is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such individuals owns any Shares.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Funds for the purchase of the Shares reported herein were derived from available capital of CMSF, CSO and CLEX. A total of approximately $9,999,329 was paid to acquire such Shares.

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 9 OF 16 PAGES
------------------------------                             ---------------------

ITEM 4.           PURPOSE OF TRANSACTION.

         The Reporting Persons originally acquired Shares for investment in the ordinary course of business because they believed that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

     The Reporting Persons requested a meeting with the Chairman of the Board of Directors (the "Board"), William McLaughlin, and also sent a letter dated March 6, 2008 to the Board, outlining certain initiatives that the Reporting Persons believe the Board and management should take in order to improve the strategic direction and operational performance of the Issuer. A copy of the March 6 letter is attached as Exhibit B hereto and is incorporated by reference.

        Except as set forth herein or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of
Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on March 5, 2008, the Reporting Persons excepting George Hall may be deemed the beneficial owners of an aggregate of 2,262,950 Shares, constituting approximately 5.07% of the Shares outstanding, 605,600 of which are long calls. George Hall may be deemed the beneficial owner of an aggregate of 2,262,950 Shares constituting approximately 5.07% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 44,622,344 Shares outstanding, which is the total number of Shares outstanding as of January 26, 2007 as reported in the Issuer's Quarterly Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2008 for the period ended December 29, 2007.

------------------------------                             ---------------------
CUSIP NO.      81616X103              SCHEDULE 13D         PAGE 10 OF 16 PAGES
------------------------------                             ---------------------

     (b) By virtue of investment management agreements with each of CMSF, CSO, CMAG and CLEX, CGI has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 12,000 Shares held by CMSF, the 130,000 Shares held by CSO, 55,000 of which are long calls the 1,152,100, 7 Shares held by CMAG, 275,000 of which are long calls, and the 968,850 Shares held by CLEX, 275,600 of which are long calls. By virtue of his direct and indirect control of CGI, George Hall is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which CGI has voting power or dispositive power, and he individually holds zero Shares. Accordingly, CGI and George Hall are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,262,950 Shares, and George Hall has sole voting and dispositive power with respect to zero Shares.

     (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

     (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Certain of the Reporting Persons are parties to certain option agreements (the "Option Contracts"), the counterparty to each of which is Future Trade, representing 605,600 shares of the Issuer at prices ranging from $5.00 to $7.50. The option contracts can be exercised at anytime prior to the expiration dates ranging from March 22, 2008 to September 20, 2008. Such exposure constitutes 1.36% of the Issuer's outstanding shares.

     Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

Exhibit A -  Joint Filing Agreement dated March 10, 2008

Exhibit B -  Letter to the Issuer's Board of Directors dated March 6, 2008

---------------------------                                 -------------------
CUSIP NO.      81616X103             SCHEDULE 13D           PAGE 11 OF 16 PAGES
---------------------------                                 -------------------

                                   SIGNATURES

        After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 10, 2008


                               CLINTON GROUP, INC.

                            By: /s/ Francis Ruchalski
                                -------------------------------
                                Name:  Francis Ruchalski
                                Title: Chief Financial Officer


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By: /s/ Francis Ruchalski
                                -------------------------------
                                Name:  Francis Ruchalski
                                Title: Chief Financial Officer


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By: /s/ Francis Ruchalski
                                --------------------------------
                                Name:  Francis Ruchalski
                                Title: Chief Financial Officer

                                 CLINTON MAGNOLIA MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By: /s/ Francis Ruchalski
                                -------------------------------
                                Name:  Francis Ruchalski
                                Title: Chief Financial Officer

                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By: /s/ Francis Ruchalski
                                -------------------------------
                                Name:  Francis Ruchalski
                                Title: Chief Financial Officer


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

---------------------------                                 -------------------
CUSIP NO.      81616X103             SCHEDULE 13D           PAGE 12 OF 16 PAGES
---------------------------                                 -------------------

                                   SCHEDULE A

          DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

        The following sets forth the name, position and principal occupation of each director and executive officer of CGI. Each such person is a citizen of the United States of America. The business address of each director and executive officer is 9 West 57th Street, 26th Floor, New York, New York 10019.

CLINTON GROUP, INC.

Name                           Position
---------------------------    -------------------------------------------
George Hall                    Director and President
Francis A. Ruchalski           Director and Chief Financial Officer
Wendy Ruberti                  General Counsel and Assistant Secretary
John L. Hall                   Director

        The following sets forth the name, citizenship, principal occupation and business address of each director of each of CMSF and CSO, and of the general partner of CLEX. There are no executive officers of CMSF, CSO and CLEX.

CLINTON MULTISTRATEGY MASTER FUND, LTD.

Jane Fleming is a citizen of the United Kingdom. Her principal occupation is Client Accountant of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Dennis Hunter is a citizen of the United Kingdom. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

Roger Hanson is a citizen of the United Kingdom. His principal occupation is director of dms Management Ltd. His business address is dms Management Ltd., P.O. Box 31910 SMB, Ansbacher House, 20 Genesis Close, Grand Cayman, Cayman Islands.

Blair Gauld is a citizen of New Zealand. His principal occupation is Director of Queensgate Bank & Trust Company Ltd. His business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.


CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.

Dennis Hunter's citizenship, principal occupation and business address are set forth above.

Roger Hanson's citizenship, principal occupation and business address are set forth above.

Cassandra Powell is a citizen of the Cayman Islands. Her principal occupation is Senior Manager of Queensgate Bank & Trust Company Ltd. Her business address is Queensgate Bank & Trust Company Ltd., Harbour Place, 5th Floor, 103 South Church Street, P.O. Box 30464 SMB, Grand Cayman, Cayman Islands.

---------------------------                                 -------------------
CUSIP NO.      81616X103             SCHEDULE 13D           PAGE 13 OF 16 PAGES
---------------------------                                 -------------------

CLINTON MAGNOLIA MASTER FUND, LTD.

Jane Fleming's citizenship, principal occupation and business address are set forth above.

Dennis Hunter's citizenship, principal occupation and business address are set forth above.

Roger Hanson's citizenship, principal occupation and business address are set forth above.

CLINTON LEXINGTON MASTER FUND, L.P.

Clinton GP, Inc., a Delaware limited liability company ("Clinton GP"), is the general partner of Clinton Lexington Master Fund, L.P. Clinton GP is controlled by George E. Hall. George Hall's citizenship, principal occupation and business address are set forth above.

---------------------------                                 -------------------
CUSIP NO.                            SCHEDULE 13D           PAGE 14 OF 16 PAGES
---------------------------                                 -------------------

                                   SCHEDULE B

        TRANSACTIONS IN THE SHARES BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

Equity Activity for Clinton Multistrategy Master Fund, Ltd.

        Trade Date           Shares Purchased (Sold)      Price Per Share ($)
        -----------          ------------------------     -------------------
          2/12/08                     2,500                      7.50
          2/15/08                     9,500                      7.50


Equity Activity for Clinton Special Opportunities Master Fund, Ltd.

        Trade Date           Shares Purchased (Sold)      Price Per Share ($)
        -----------          ------------------------     -------------------
          1/4/08                      75,000                     6.90


Option Activity for Clinton Special Opportunities Master Fund, Ltd.

        Trade Date           Shares Purchased (Sold)      Price Per Share ($)
        --------------       ------------------------     -------------------
          2/1/08                      35,000                     5.00
          2/19/08                     20,000                     5.00

---------------------------                                 -------------------
CUSIP NO.     81616X103              SCHEDULE 13D           PAGE 15 OF 16 PAGES
---------------------------                                 -------------------

Equity Activity for Clinton Lexington Master Fund, L.P.

        Trade Date           Shares Purchased (Sold)      Price Per Share ($)
        -----------          ------------------------     -------------------
          1/4/08                      75,000                     6.90
          1/18/08                     34,740                     6.64
          2/4/08                      36,000                     7.96
          2/4/08                      92,976                     7.83
          2/6/08                      35,000                     7.32
          2/6/08                       11,00                     7.21
          2/8/08                       7,500                     7.50
          2/8/08                       1,500                     7.50
          2/12/08                      2,500                     7.50
          2/12/08                     20,000                     5.02
          2/14/08                      5,500                     7.50
          2/15/08                     33,000                     7.50
          2/19/08                        600                     7.50
          2/21/08                      4,900                     7.50
          2/22/08                     17,500                     7.50
          2/26/08                    115,826                     4.99
          2/26/08                    146,000                     4.98
          2/26/08                     50,000                     4.98
          2/27/08                     40,000                     5.00
          3/4/08                     (23,292)                    4.48


Option Activity for Clinton Lexington Master Fund, L.P.

        Trade Date           Shares Purchased             Price Per Share ($)
        -----------          ------------------------     -------------------
         2/1/08                       20,000                     5.00
         2/7/08                       30,000                     7.50
         2/8/08                       30,000                     7.50
         2/11/08                      20,000                     5.00
         2/11/08                     115,000                     5.00
         2/19/08                      30,000                     5.00
         2/20/08                         600                     7.50


Equity Activity for Clinton Magnolia Master Fund, Ltd.

        Trade Date           Shares Purchased (Sold)      Price Per Share ($)
        -----------          ------------------------     -------------------
          2/8/08                      15,000                     7.50
          2/12/08                      9,000                     7.50
          2/12/08                     48,000                     5.02
          2/14/08                     15,000                     7.50
          2/15/08                     76,000                     7.50
          2/19/08                     10,000                     7.50
          2/21/08                      7,500                     7.50
          2/22/08                     17,500                     7.50
          2/27/08                    100,000                     5.00
          2/27/08                     50,000                     4.97
          2/27/08                    335,000                     4.95
          2/28/08                     25,000                     4.81
          3/5/08                     175,000                     4.60
          3/5/08                      (5,900)                    4.54


Option Activity for Clinton Magnolia Master Fund, Ltd.

        Trade Date           Shares Purchased (Sold)      Price Per Share ($)
        -----------          ------------------------     -------------------
         2/7/08                      (30,000)                    7.50
         2/7/08                      (30,000)                    7.50
         2/11/08                      60,000                     5.00
         2/11/08                      70,000                     5.00

---------------------------                                 -------------------
CUSIP NO.     81616X103              SCHEDULE 13D           PAGE 16 OF 16 PAGES
---------------------------                                 -------------------

         2/14/08                      40,000                     7.50
         2/22/08                     115,000                     7.50
         3/5/08                       20,000                     5.00
         3/5/08                       30,000                     5.00

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

                            PURSUANT TO RULE 13d-1(k)

           The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  March 10, 2008

                                 CLINTON GROUP, INC.

                            By:  /s/ Francis Ruchalski
                                 -------------------------------
                                 Name:  Francis Ruchalski
                                 Title: Chief Financial Officer


                                 CLINTON MULTISTRATEGY MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By:  /s/ Francis Ruchalski
                                 -------------------------------
                                 Name:  Francis Ruchalski
                                 Title: Chief Financial Officer


                                 CLINTON SPECIAL OPPORTUNITIES MASTER FUND, LTD.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By:  /s/ Francis Ruchalski
                                 -------------------------------
                                 Name:  Francis Ruchalski
                                 Title: Chief Financial Officer


                                 CLINTON LEXINGTON MASTER FUND, L.P.
                                 By: Clinton Group, Inc. its investment
                                 manager

                            By:  /s/ Francis Ruchalski
                                 -------------------------------
                                 Name:  Francis Ruchalski
                                 Title: Chief Financial Officer


                                 /s/ George Hall
                                 ------------------------------
                                 George Hall

                                    EXHIBIT B

                    LETTER TO THE ISSUER'S BOARD OF DIRECTORS


                                 CLINTON GROUP


March 6, 2008

Select Comfort Corporation
9800 59th Avenue North
Minneapolis, MN 55442

Attention:  Board of Directors:
                  Ervin R. Shames
                  William R. McLaughlin
                  Thomas J. Albani
                  Christine M. Day
                  Stephen L. Gulis, Jr.
                  Christopher P. Kirchen
                  David T. Kollat
                  Brenda J. Lauderback
                  Kristen L. Manos
                  Michael A. Peel
                  Jean-Michel Valette

Dear Board Members:

Mr. William McLaughlin has not yet responded to my request to meet, and time is passing. As one of Select Comfort Corporation's (the "Company" or "Select Comfort") largest shareholders, we are writing to express our concern over missteps we believe the Company has taken that have resulted in a deterioration of the Company's performance and that has obscured its strong growth prospects. We believe Select Comfort has the superior product in the growing non-inner spring mattress category.

Over the last 52 weeks, Select Comfort has lost approximately 79% of its market value. Year to date in 2008, the Company's stock price has declined approximately 4%. The dramatic declines cannot be blamed on a difficult macroeconomic environment alone, as the declines in the broader consumer discretionary indices and overall market declines have not been nearly as severe. Further, the company's peers have outperformed the Company during the same period.(1)

We believe the Board of Directors and management should immediately implement the initiatives outlined below to rectify the strategic direction and operational performance of Select Comfort in order to protect shareholder value:


------------------------
(1) Tempur Pedic International Inc. and Sealy Corporation stock prices have declined approximately 37% and 55%, respectively, over the last 52 weeks. Select Comfort's net income has declined by approximately 42% in 2007 compared to Tempur Pedic and Sealy who have grown net income by approximately 26% and 7% in the last year, respectively.

Select Comfort Corporation
March 6, 2008
Page 2 of 4


1.   Revise marketing strategy to refocus on direct marketing.
2. Disband the "Quality of Life Advisory Board" as a wasteful use of company resources.
3.   Review  its  store  portfolio  to  eliminate   underperforming  stores.
4. Immediately cease all new store openings and spending on unnecessary capital expenditures until sales results improve.
5. Eliminate stores in regions where the Company does not have the critical mass to justify its advertising and the overhead for that region, and then eliminate the excess regional and corporate overhead.
6. Freeze spending on the SAP system installation until it is evaluated by an independent consultant.
7. Consider subleasing or disposing of the costly new corporate headquarters and conduct a study on the future needs of the Company in light of its anticipated growth.
8. Revise new Chief Executive Officer performance metrics to earn 2008 base salary to align with shareholders interests.
9.   Consider outsourcing its call center operations.

The Company's fourth quarter 2007 results represent the fifth consecutive quarter of disappointing sales. Beginning in the fourth quarter of 2006, in each fiscal quarter, the Company has experienced negative same store sales declines of -9%, -11%, -14%, -6%, -13%, respectively. Rather than focus on improving declining sales in existing locations, however, the Company mistakenly chose to increase its net store count by 12% throughout this period(2) and expand its wholesale business, which has lower margins and cannibalizes the Company's store sales. Moreover, the Company's operating margins have declined from 10.4% in beginning in the fourth quarter of 2006 to 1.6% in the fourth quarter of 2007.

Even in a difficult market, we believe that the Company should be able to capture market share if it effectively communicates the value of its mattress products with respect to comfort, sleep quality, and price. After all, specialty sleep (i.e. non-innerspring mattresses) is increasingly gaining consumer acceptance and market share. The International Sleep Products Association reported that in 2007, innerspring units were up 1% while non-innerspring units increased 11.9% compared to 2006. On a dollar basis, innerspring dollars grew 2.5%, lagging non-innerspring sales, which increased 17.2% over the same period.(3) Favorable demographics and the enhanced sleep quality and comfort of non-innerspring product are driving increased purchases of specialty bedding, even as the overall mattress industry faces some near-term uncertainty.(4) Within the non-inner spring category, we believe Select Comfort has the superior product.


------------------------
(2) The Company operated 425 stores at the quarter ended September 30, 2006 compared to 478 stores at the quarter ended December 30, 2007.
(3) The International Sleep Products Association breaks out unit and dollar sales on a quarterly basis, and these numbers are as of the most recently available data (for the 9 months ended September 30, 2007).
(4) Stifel Nicolaus research recently found that "Alternative sleep will continue to grow in 2008"...and "There is simply too much momentum in specialty sleep to slow the trend". (Stifel Nicolaus: "Bedding Industry Outlook - 2007 in Review", January 4, 2008). Additionally, Piper Jaffray equity research recently stated: "Strong brands...remain a key attribute to driving premium product" and the "market share continues in the direction of specialty." (Piper Jaffray:
"Earnings Preview: Mattress Companies", January 11, 2008).

Select Comfort Corporation
March 6, 2008
Page 3 of 4


We believe that the Company's change in marketing and sales strategy over the past several years away from direct marketing has had a significant negative effect on the Company's sales performance. We believe that this change is a mistake. The Company should adopt a renewed focus on direct marketing through long and short form infomercials and the internet to educate consumers on the quality and value of Select Comfort's sleep offering. Infomercials and videos provide an ideal way to deliver the unusually complex Select Comfort story to consumers. We do not believe that the qualities and performance of the Company's products can be effectively communicated through traditional advertising alone. Further, we believe that infomercial rates will drop over the next several years, thus making infomercials even more attractive. In addition, while the Company has taken limited steps to reduce its wholesale business, the steps taken are not significant enough, and the Company should quickly evaluate whether additional partner store programs should be discontinued. We do not believe Select Comfort generally fares well in a competitive selling environment at the Company's retail partners as sales personnel tend to go for the "easy sell" of less complex products. Also, the Company's latest marketing inspiration --- "The Quality of Life Advisory Board"-- appears misguided. Hiring a panel of five "internationally known experts", a description we question, to provide such valuable insights as:

     o    "Being well rested and recovered will keep you fully "on your game"";
     o    "A good nights sleep helps people enjoy life";
     o    "Sleep (is) the world's best-kept beauty secret";
     o "Disruptions in sleep can have ripple effects on our relationships and negatively impact how we feel about ourselves'; and
     o "There's nothing more conducive to a good night's sleep than a beautiful bedroom"

is a waste of the Company's time and money. This is an example of how off-track the Company's marketing strategy is. Select Comfort needs product-focused marketing that explains the benefits of the Company's superior products.

Moreover, given the weak 1.6% operating margin the Company achieved in the fourth quarter of 2007, the Company should evaluate its expense structure beyond those steps the Company has recently announced. While we believe the Company is moving in the right direction by freezing headcount and eliminating unnecessary managerial overhead, we recommend a number of other initiatives. We believe that spending on the SAP system installation should be deferred until an expeditious detailed review of information technology needs is undertaken and completed by an independent consultant, particularly in light of the departure of the Company's Chief Information Officer. It appears that the SAP implementation is behind schedule and is significantly over running its original cost estimates. There are several alternate SAP implementation approaches and given the smaller than anticipated current size of the Company, the approach to SAP software originally adopted may be outsized for the Company's needs. It appears to us, after reviewing the Company's recently filed 10-K, that in 2007 the Company spent $12 million on the SAP implementation and anticipates spending another $8 million in 2008, assuming no additional costs. It is difficult for us to envision, given the size of the Company, that the Company could ever achieve costs savings to justify such a large expense. Further, the Chief Executive Officer's agreement to forgo his base salary until same store sales increase by at least 1% for four consecutive weeks, while good for public relations, is inconsistent with shareholder

Select Comfort Corporation
March 6, 2008
Page 4 of 4


interests, since improvement of the Company's financial performance requires a greater length of same store sales improvement than four weeks. Further, this limited, short test allows for alteration of marketing spending in order for the Chief Executive Officer to achieve his limited performance goals, which may have nothing to do with appropriate marketing spending for the Company and inconsistent with the Company improving its annual financial performance. Finally, we believe that the Company should close stores, eliminate store openings, reduce headquarters expense and outsource call center operations as outlined in points 3-5 and 7-8 above.

We urge you to execute the initiatives we have outlined, and would like to meet with you to discuss management's progress towards that end. Please feel free to contact me at your convenience at (212) 377-4204 to discuss scheduling. We look forward to hearing from you.


Sincerely,



Jerry W. Levin
Vice Chairman